Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, Eloxx Pharmaceuticals, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Eloxx Pharmaceuticals, Inc., effective at the opening of the trading session on April 1, 2024.
On April 11, 2023, Nasdaq Listing Qualifications staff (Staff) notified Eloxx Pharmaceuticals, Inc. (Company) that it determined to delist the Company based on its noncompliance with Rule 5550(b)(2). On April 18, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on May 18, 2023. On June 2, 2023, the Panel issued a decision to continue listing the Company securities provided certain conditions were met. On October 12, 2023, the Panel issued a decision to delist the shares of the Company due to the Company failure to regain compliance with Rule 5550(b)(2). On October 26, 2023, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On December 21, 2023, the Council issued a decision that affirmed the Panel decision to delist the Company securities. On February 7, 2024, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a). The Staff determination to delist the Company units and rights became final on February 7, 2024.